

October 31, 2013

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
F9M, Building 5, Zone E, Hanwei International Plaza
Fengmao South Road
Fengtai District, Beijing 100070
The People's Republic of China

>   **Re: SouFun Holdings Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 3, 2013**
>   **File No. 001-34862**

Dear Mr. Mo:

We have reviewed your letter dated September 11, 2013 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 27, 2013.

Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 61

1.   We note from your response to our prior comment 2 that the debt was incurred to satisfy the operating needs of the Company and its offshore subsidiaries outside of the PRC, including property acquisitions, dividend payments and other operational expenses. Please expand your discussion and analysis to explain and quantify the dollar amount for each of these uses.

2.   We note from your response to our prior comment 3 that you do not expect to experience any material difficulty in obtaining approval to convert additional amounts of Renminbi

into U.S. dollars. Please tell us whether you believe such approval would be perfunctory. In your response, address the reasons why approval has not been obtained to convert the equivalent of the Renminbi necessary to satisfy the debt obligations and whether you have been denied approval in the past. To the extent conversion is not perfunctory, please disclose the amounts for which you have obtained approval to convert to U.S. dollars and the risks of not obtaining approval for remaining amounts.

3.   We note from your response to our prior comment 3 that you have obtained an approval for the conversion of RMB500 million and that your borrowings are secured by letters of credit, which are in turn secured by your Renminbi bank deposits. We further note on page 22 that you must obtain approval to convert currencies for the repayment of principal of loans. It appears that using the Renminbi bank deposits, through the letters of credit, to satisfy a demand to repay your U.S. dollar denominated bank loans would mean that you would not obtain SAFE approval for the conversion of Renminbi to repay the outstanding principal. Please describe to us any legal risks and uncertainties associated with the potential application of your Renminbi bank deposits to satisfy your outstanding bank loans, and how you have disclosed or considered disclosure of any material risks and uncertainties.

4.   We note your response to our prior comment 5. Please provide us with a copy of your agreements related to your bank borrowings and related letters of credit.

Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and Basis of Presentation, page F-13

5.   We note and continue to consider your responses to our prior comments 7, 8, 11 and 16.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief